Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and product supplement no. 3-I dated December 1, 2005

                                                             Term Sheet No. 1 to
                                                       Product supplement no.3-I
                                           Registration Statement No. 333-130051
                                                          Dated December 2, 2005
                                                                        Rule 433

JPMorgan Chase [Logo]

$
JPMorgan Chase & Co.
Floating Rate Notes Linked to the Consumer Price Index due June 19, 2009

General
-------

o     Senior unsecured obligations of JPMorgan Chase & Co. maturing June 19,
      2009.

o Interest on the notes will be payable monthly in arrears at a rate per annum linked to the year over year changes in the Consumer Price Index ("CPI"), as described below, plus a spread. The spread will be set on the pricing date and will not be less than 1.35%.

o     Minimum denominations of $1,000 and integral multiples thereof.

o The notes are expected to price on or about December 14, 2005 and are expected to settle on or about December 19, 2005.

Key Terms
---------

Maturity Date:                June 19, 2009

Interest:                     For each $1,000 principal amount note, the
                              interest payment for each Interest Period will be calculated as follows:

                              $1,000 x Interest Rate x (number of days in the Interest Period/360), where the number of days will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

Interest Rate:                A rate per annum equal to the year over year
                              change in the CPI Rate on each applicable
                              Determination Date plus a spread. The spread will be set on the pricing date and will not be less than 1.35%. In no case will the Interest Rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0.00%.

CPI Rate:                     For any Interest Period, the year over year change
                              in the CPI Rate will be calculated as follows:

                              CPI(t) - CPI (t-12)
                              -------------------
                                   CPI (t-12)


                              where: CPI(t) is the CPI level for the second calendar month prior to the calendar month of the applicable Determination Date, which we refer to as the reference month; and CPI(t-12) is the CPI level CPI(t-12) for the twelfth month prior to the applicable reference month.

CPI: The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA or any successor source.

Determination                 Two business days immediately prior to the
Dates:                        beginning of the applicable Interest Period. For
                              example, December 15, 2005 is the Determination
                              Date of the CPI Rate with respect to interest due and payable on January 19, 2006. On the December
                              15, 2005 Determination Date, interest will be based on changes between the CPI Rate in October
                              2005 and October 2004.

Interest Periods:             The period beginning on and including the issue
                              date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest
                              Payment Date and ending on but excluding the next succeeding Interest Payment Date.


Interest Payment              The 19th day of each month, commencing with the
Dates:                        Interest Payment Date in January 2006, to and
                              including the maturity date. If the 19th day in any month is not a business day, payment shall be made on the next business day immediately following such 19th day.

Payment at                    On the maturity date we will pay you the principal
Maturity:                     amount of your notes plus any accrued and unpaid
                              interest.

Investing in the Floating Rate Notes involves risks. See "Risk Factors" beginning on page PS-4 of the accompanying product supplement no. 3-I and Selected Risk Considerations beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and product supplement no. 3-I) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 3-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 3-I and this term sheet if you so request by calling toll-free 866-535-9248 or sending an email to jpmorgan@adcord.com.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus, and product supplement no. 3-I. Any representation to the contrary is a criminal offense.

================================================================================
               Price to Public       JPMSI's Commission (1)      Proceeds to Us
--------------------------------------------------------------------------------
Per note       $                     $                           $
--------------------------------------------------------------------------------
Total          $                     $                           $
--------------------------------------------------------------------------------

(1) If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $12.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of not more than $6.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $12.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $20.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-9 of the accompanying product supplement no. 3-I.

      The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

                                    JPMorgan

December 2, 2005

                     ADDITIONAL TERMS SPECIFIC TO THE NOTES

      You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-I dated December 1, 2005. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 3-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

      You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

      Product supplement no. 3-I dated December 1, 2005:
      http://www.sec.gov/Archives/edgar/data/19617/000089109205002393/
      e22920_424b3.txt

      Prospectus supplement dated December 1, 2005:
      http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/
      e22885_424b2.txt

      Prospectus dated December 1, 2005:
      http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/
      e22923_base.txt

      As used in this term sheet, the "Company," "we," "us," or "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

      o PRESERVATION OF CAPITAL - You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the year over year change in the CPI.

      o MONTHLY INTEREST PAYMENTS - The notes offer monthly interest payments at the applicable Interest Rate, which may be zero. Interest, if any, will be paid monthly in arrears on the 19th of each month, beginning January 2006, up to and excluding the maturity date, to the holders of record at the close of business on the 4th day of each month preceding the applicable interest payment date. The monthly interest payments are affected by, and contingent upon, the year over year change in the CPI. The yield on the notes may be less than the overall return you would receive from a conventional debt security with the same maturity that you could purchase today.

      o INFLATION PROTECTION - The return on the notes is linked to the performance of the Consumer Price Index, which measures the change in average prices of consumer goods over time, plus a spread. The spread will be set on the pricing date and will not be less than 1.35%.

      o TAX TREATMENT - You should review carefully the section "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 3-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "variable rate debt instruments." Accordingly, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

Selected Risk Considerations

      o RETURN ON THE NOTES COULD BE ZERO - You will receive an interest payment for the applicable Interest Period based on a rate per annum equal to the year over year change in the CPI, whether positive or negative, plus a minimum spread of 1.35%. Therefore, in the event of a year over year decrease in the CPI, such as in periods of deflation, you will receive an interest payment for the applicable Interest Period that is less than 1.35% per annum. If the CPI for the same month in successive years declines by 1.35% or more, you will not receive an interest payment for that Interest Period. The spread will be set on the pricing date and will not be less than 1.35% per annum.

      o FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES - The rate of interest paid by us on the notes for each Interest Period will be equal to the CPI Rate plus a minimum spread of 1.35% per annum, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other equivalent investment alternatives.

      o CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY - While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and could result in a substantial loss to you. YOUR PRINCIPAL IS PROTECTED ONLY AT MATURITY.

      o LACK OF LIQUIDITY -- The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may not be able to purchase these notes from us and your ability to sell or trade these notes in the secondary market may be limited.

      o JPMORGAN CREDIT RISK - Because the notes are senior unsecured obligations of JPMorgan Chase & Co. Inc., payment of any amount at maturity is subject to the ability of JPMorgan Chase & Co. Inc. to pay its obligations as they become due.

What is the Consumer Price Index?

      The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Labor Department (the "BLS") and published on Bloomberg CPURNSA or any successor source. For additional information about the CPI see "Description of Notes - The Consumer Price Index" in the accompanying product supplement no. 3-I.

Hypothetical Interest Rates Based on Historical CPI Levels and the Minimum Spread of 1.35%.

      Provided below are historical levels of the CPI as reported by the BLS for the period from January 1999 to October 2005. Also provided below are the hypothetical interest rates for the period from April 2000 to January 2006 that would have resulted from the historical levels of the CPI presented below. We obtained the historical information included below from Bloomberg Financial Markets and we make no representation or warranty as to the accuracy or completeness of the information so obtained from Bloomberg Financial Markets.

      The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year over year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI indicated in the table. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment periods over the term of the notes.

----------------------------------------------------------------------------------------------------------------------------
                      Historical Levels of CPI                               Hypothetical Interest Rates Based on
                                                                                       Historical CPI Levels

              1999    2000   2001   2002   2003   2004   2005            2000    2001   2002    2003   2004   2005    2006
              ----    ----   ----   ----   ----   ----   ----            ----    ----   ----    ----   ----   ----    ----
January       164.3  168.8   175.1  177.1  181.7  185.2  190.7                   4.80%  3.48%   3.38%  3.39%  4.54%   5.70%
February      164.5  169.8   175.8  177.8  183.1  186.2  191.8                   4.80%  3.25%   3.55%  3.12%  4.87%
March         165.0  171.2   176.2  178.8  184.2  187.4  193.3                   4.74%  2.90%   3.73%  3.23%  4.61%
April         166.2  171.3   176.9  179.8  183.8  188.0  194.6           4.09%   5.08%  2.49%   3.95%  3.28%  4.32%
May           166.2  171.5   177.7  179.8  183.5  189.1  194.4           4.57%   4.88%  2.49%   4.33%  3.04%  4.36%
June          166.2  172.4   178.0  179.9  183.7  189.7  194.5           5.11%   4.27%  2.83%   4.37%  3.09%  4.50%
July          166.7  172.8   177.5  180.1  183.9  189.4  195.4           4.42%   4.62%  2.99%   3.57%  3.64%  4.86%
August        167.1  172.8   177.5  180.7  184.6  189.5  196.4           4.54%   4.97%  2.53%   3.41%  4.40%  4.15%
September     167.9  173.7   178.3  181.0  185.2  189.9  198.8           5.08%   4.60%  2.42%   3.46%  4.62%  3.88%
October       168.2  174.0   177.7  181.3  185.0  190.9  199.2           5.01%   4.07%  2.81%   3.46%  4.34%  4.52%
November      168.3  174.1   177.4  181.3  184.5  191.0                  4.76%   4.07%  3.15%   3.51%  4.00%  4.99%
December      168.3  174.0   176.7  180.9  184.3  190.3                  4.80%   4.00%  2.86%   3.67%  3.89%  6.04%
----------------------------------------------------------------------------------------------------------------------------

Hypothetical Interest Calculation

For example, if December 15, 2005 were a Determination Date, the hypothetical annual interest rate would be 5.70% resulting in a $4.75 interest payment per $1,000 principal amount note for the Interest Period from December 19, 2005 to January 19, 2006. This monthly interest payment is calculated as follows:

                        $1,000 x 5.70% x (30/360) = $4.75

The annual 5.70% interest rate is calculated by adding 1.35% to the CPI Rate. The CPI Rate is calculated based on the percent change in the CPI for the one year period from October 2004 (190.9) to October 2005 (199.2) as follows:

                        199.2 - 190.9
         CPI Rate = --------------------- = 4.35% per annum
                            190.9

Adding the CPI Rate of 4.35% to 1.35% results in the hypothetical annual Interest Rate applicable for that month of 5.70%.